Filed by: Teva Pharmaceutical Industries
                                  Limited Pursuant to Rule 425 under the
                                  Securities Act of 1933 and deemed filed
                                  pursuant to Rule 14a-12 under the
                                  Securities Exchange Act of 1934

                                  Subject Company: Ivax Corporation

                                  Commission File No. 001-09623


                                                          Translation to English
                                     Only the original Hebrew version is binding


  [GRAPHIC OMITTED]                                   [GRAPHIC OMITTED]
  Teva Pharmaceutical Industries Ltd.
  Web Site: www.tevapharm.com                         Web Site: www.ivax.com
________________________________________________________________________________
Contact:   Dan Suesskind
           Chief Financial Officer
           Teva Pharmaceutical Industries Ltd.
           (011) 972-2-589-2840                      Neil Flanzraich
                                                     Vice Chairman and President
           George Barrett                            IVAX Corporation
           President and CEO                         (305) 575-6008
           Teva North America
           (215) 591-3030                            David Malina
                                                     Vice President, Investor
                                                     Relations and Corporate
                                                     Communications
           Investor Relations                        IVAX Corporation
           Teva Pharmaceutical Industries Ltd.       (305) 575-6043
           (011) 972-3-926-7554

FOR IMMEDIATE RELEASE
---------------------

          Teva and IVAX Issue Statement Regarding Elections by Holders
                            of IVAX Convertible Notes

Jerusalem, Israel and Miami, Florida, December 19, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) issued the following statement regarding election procedures for holders of IVAX' outstanding convertible notes, in connection with Teva's pending acquisition of
IVAX:

As previously announced, Teva and IVAX will permit holders of IVAX convertible notes who have not previously converted their notes to submit an election, upon conversion of the notes before the merger, with respect to the as yet undetermined amount of IVAX shares of common stock they would receive upon conversion, whether to receive their merger consideration in cash or Teva ADRs, subject to proration, in accordance with the terms of the merger agreement between the parties. Any such election instructions (referred to as "convert and tender" instructions) may be submitted by The Depository Trust Company ("DTC") participants though DTC's

Automated Tender Offer Program ("ATOP"). Holders should contact their brokers for further instructions. Holders retain the option of not making an election and receiving IVAX common stock (or, if applicable, the merger consideration payable to non-electing shareholders) in accordance with the normal conversion procedures.

Any such "convert and tender" instruction, to be effective, must be made at least two business days prior to the closing date. Pursuant to the provisions of the applicable indentures, IVAX will provide at least 15 days notice of the anticipated closing date of the merger.

This announcement does not constitute a recommendation to the holders of IVAX convertible notes as to which action, if any, they may choose to take.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, including any required divestitures in connection with obtaining antitrust approvals, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone(R) sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin(R) and Allegra(R), the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, IVAX's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, holders of IVAX convertible notes, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.